November 2, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

           Re: Conversion Services International, Inc. Form SB-2, as amended Registration Statement Filed on June 13, 2005
                File No. 333-124587

Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Conversion Services International, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement. The Registration Statement was first filed with the Commission on May 3, 2005, and amended on May 13 and June 13, 2005.

         If you have any questions or comments please feel free to contact us.

                                       Very truly yours,

                                       /s/ Scott Newman
                                       Scott Newman
                                       Chairman, President
                                       and Chief Executive Officer